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                          March 28, 2023

       James Foster
       Chief Executive Officer
       Virax Biolabs Group Ltd
       20 North Audley Street
       London, W1K 6LX
       United Kingdom

                                                        Re: Virax Biolabs Group
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 22,
2023
                                                            File No. 333-270734

       Dear James Foster:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lawrence Venick